

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.3900
f 914.921.5099
GABELLI.COM

December 21, 2016

Mr. Jack L. Howard
Managing Partner
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, NY 10022

Dear Jack:

Good chatting with you today.

As I understand it from our conversation, you are revising your initial proposal for the Steel Excel shares and offering a preferred that is cumulative.

That is a start.

Secondly, Steel Partners is giving a liquidity event to the holders whereby 20% can be put at the option of the holders at the end of the third year. That will be done on a prorated basis.

In addition, should you want to buy any shares prior to that which is your option Steel will do it on a prorated basis. If so, the number of shares purchased related to the liquidity event will be reduced.

In addition, our understanding is that holders would receive cash during the put period as well as at the end of the seven year holding period.

If these conditions are built in to your proposal and other conditions are standard, it is likely that our proxy voting committee would examine the final documents sent to shareholders in a more favorable light.

The above is submitted in the spirit of fairness to all shareholders and particularly our clients who own 1.2 million shares or roughly 12% of the Steel Excel.

Sincerely,

Mario J. Gabelli

MJG:bd